FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	November 2, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Reports Third Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2017. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

THIRD QUARTER 2017 HIGHLIGHTS
(compared to Second Quarter 2017)

•	Silver equivalent production increased 3% to 4.0 million ounces

•	Silver production increased 6% to 2.4 million ounces

•	Revenues increased 3% to $61.9 million

•	Mine operating earnings increased 126% to $3.2 million

•	Cash flow per share was $0.11 per share (non-GAAP), a decrease of 2% from the prior quarter

•	All-in sustaining costs (“AISC”) increased 8% to $15.73 per payable silver ounce

•	Cash costs increased 15% to $8.52 per payable silver ounce (net of by-product credits)

•	Net loss of $1.3 million (Basic loss per share of $0.01)

•	Adjusted net loss, excluding non-cash and non-recurring items, totalled $0.2 million (Adjusted loss per share of $0.00)

•	Realized average silver price of $17.11 per ounce, relatively consistent with the prior quarter

•	Healthy balance sheet with $120.8 million in cash and cash equivalents and only $34.7 million in debt facilities at the end of the quarter

“In the third quarter, we delivered higher production levels resulting in an increase in revenues and operating earnings compared to the prior quarter,” stated Keith Neumeyer, President and CEO of First Majestic. “In addition, we successfully renegotiated our smelting and refining terms which reflected in a significant 42% savings in treatment costs in the quarter. However, lower lead production at Del Toro and La Parrilla reduced by-product credits, and along with a stronger Mexican Peso, resulted in a slightly higher AISC. We remain focused on developing our key growth projects, most importantly our roaster project, which is expected to significantly increase production levels at La Encantada beginning in the second quarter of 2018.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2017-Q3	2017-Q2	Change Q3 vs Q2	2016-Q3	Change Q3 vs Q3	2017-YTD
Operational
Ore Processed / Tonnes Milled	730,652	691,833	6%	838,233	(13%)	2,244,822
Silver Ounces Produced	2,415,962	2,287,188	6%	3,114,627	(22%)	7,412,128
Silver Equivalent Ounces Produced	3,986,274	3,888,944	3%	4,524,619	(12%)	12,142,568
Cash Costs per Ounce (1)	$8.52	$7.41	15%	$5.84	46%	$7.51
All-in Sustaining Cost per Ounce (1)	$15.73	$14.58	8%	$10.52	50%	$14.10
Total Production Cost per Tonne (1)	$54.15	$51.53	5%	$43.11	26%	$49.89
Average Realized Silver Price per Ounce (1)	$17.11	$17.17	—%	$19.72	(13%)	$17.29

Financial (in $millions)
Revenues	$61.9	$60.1	3%	$79.3	(22%)	$191.1
Mine Operating Earnings (2)	$3.2	$1.4	126%	$20.0	(84%)	$14.6
(Loss) Earnings before Income Taxes	($1.3)	($6.7)	(80%)	$13.4	(110%)	($5.4)
Net (Loss) Earnings	($1.3)	$1.4	(193%)	$8.1	(116%)	$2.8
Operating Cash Flows before Working Capital and Taxes (2)	$17.7	$18.0	(2%)	$35.4	(50%)	$62.3
Cash and Cash Equivalents	$120.8	$126.9	(5%)	$122.5	(1%)	$120.8
Working Capital (1)	$126.3	$130.9	(4%)	$143.8	(12%)	$126.3

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	($0.01)	$0.01	(193%)	$0.05	(116%)	$0.02
Adjusted EPS (1)	$0.00	($0.02)	(96%)	$0.07	101%	$0.00
Cash Flow per Share (1)	$0.11	$0.11	(2%)	$0.22	(51%)	$0.38

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes.  These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FINANCIAL REVIEW

The Company realized an average silver price of $17.11 per ounce during the third quarter of 2017, representing a 13% decrease compared with the third quarter of 2016 and relatively consistent compared to $17.17 in the prior quarter.

Revenues generated in the third quarter totaled $61.9 million, a decrease of 22% compared to $79.3 million in the third quarter of 2016 primarily due to a 13% decrease in average realized silver price and an 11% decrease in silver equivalent ounces sold.

Mine operating earnings were $3.2 million in the quarter compared to $20.0 million in the third quarter of 2016. The decrease in mine operating earnings was primarily affected by the $17.4 million decrease in revenue, as mine operating costs remained relatively consistent compared to the same quarter of the prior year. Higher energy costs, labour costs and foreign exchange contributed to lower operating earnings which would normally be reduced with the decrease in production.

Cash flow from operations before movements in working capital and income taxes in the quarter was $17.7 million ($0.11 per share) compared to $35.4 million ($0.22 per share) in the third quarter of 2016.

The Company generated a net loss of $1.3 million (loss per share of $0.01) in the third quarter compared to net earnings of $8.1 million (EPS of $0.05) in the third quarter of 2016. The decrease in net earnings was primarily attributed to: 1) $16.8 million decrease in mine operating earnings; partially offset by: 2) a $3.3 million favourable variance in foreign exchange gains; and 3) a $5.3 million decrease in income tax expenses. Excluding all non-cash and non-recurring items, the Company generated an adjusted loss of $0.2 million (adjusted loss of $0.00 per share) during the quarter.

The Company maintains a strong treasury with $120.8 million in cash and cash equivalents at the end of the quarter, reflecting a 1% decrease compared to the third quarter of 2016. The Company’s working capital position decreased 12% to $126.3 million compared to $143.8 million at the end of the same quarter of the prior year.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s six producing silver mines.

Third Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	232,662	212,092	132,389	60,501	69,113	23,896	730,652
Silver Ounces Produced	560,054	609,138	424,358	233,015	471,893	117,504	2,415,962
Silver Equivalent Ounces Produced	1,503,376	610,307	612,116	472,804	604,686	182,986	3,986,274
Cash Costs per Ounce	$1.39	$12.47	$12.26	$6.41	$7.11	$19.02	$8.52
All-in Sustaining Cost per Ounce	$4.65	$14.98	$18.85	$12.92	$10.03	$31.55	$15.73
Total Production Cost per Tonne	$55.65	$34.77	$50.75	$71.80	$76.81	$120.09	$54.15
Production in the quarter totalled 4.0 million silver equivalent ounces consisting of 2.4 million ounces of silver, 15,414 ounces of gold, 5.2 million pounds of lead and 0.9 million pounds of zinc. Compared to the previous quarter, total production increased by 3% primarily due to a 63% increase in total production at La Encantada as production rates returned to normal levels following the 42 day work stoppage, partially offset by a 34% decreased in production at Del Toro and a 20% decrease in production at La Guitarra.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce in the quarter was $8.52, an increase of 15% compared to the previous quarter. The increase in cash cost per ounce was primarily attributed to lower by-product credits from lower lead production and a stronger Mexican peso which appreciated 4% against the U.S. dollars, partially offset by a 42% savings in smelting and refining costs per ounce as a result of renegotiated concentrate agreements that were effective on July 1, 2017.

For the first nine months of 2017, cash costs have averaged $7.51 per ounce and remain in line with the Company’s annual cash cost guidance of $7.00 to $7.75 per payable silver ounce. In addition, as at September 30, 2017, the Company has fulfilled the 50,000 ounce threshold under the gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”). As a result, the selling price to Sandstorm has increased to $450 per ounce from $350 per ounce.

AISC per ounce in the quarter was $15.73, an increase of 8% compared to the previous quarter. The increase in AISC was primarily due to the higher cash costs. For the first nine months of 2017, AISC have averaged $14.10 per ounce which is below the Company’s annual AISC cost guidance of $14.40 to $15.50 per payable silver ounce.

Total capital expenditures in the third quarter were $22.6 million, an increase of 39% compared to the prior quarter, primarily consisting of $4.0 million at Santa Elena, $3.4 million at La Encantada, $4.6 million at La Parrilla, $2.6 million at Del Toro, $3.2 million at San Martin and $2.6 million at La Guitarra. The increase in capital expenditures is primarily the result of a 67% increase in exploration drilling across all assets. Exploration efforts are focused on expanding resources in known structures and exploring for new deposits, including a new 6,800 metre drill program targeting the Santa Ana and San Judas veins on the Cumobabi property located south of Santa Elena. As of September 30, 2017, the Company had completed 74% of the 145,000 metres of the revised annual exploration program.

PROJECTS UPDATE

At the end of the quarter, the construction of the roaster project at the La Encantada Silver Mine was 74% complete. The project remains on budget with 64%, or $5.7 million of the estimated $8.9 million in total capital investments, having already been spent. During the quarter, detail designs for the ore and reagent feeding systems, the roasted ore discharge system and coal storage were completed. Site preparations, including excavations and pouring of concrete pads for foundations were 90% complete at quarter end. Shipment of component modules to site and the installation of the dryer and dust collection systems are expected to commence in the fourth quarter. The 2,000 tpd roaster, which is scheduled for start-up in the second quarter of 2018, is designed to increase the metallurgical recoveries of the existing tailings material by decoupling silver from manganese and other refractory minerals prior to entering the cyanidation process. Once at full capacity, annual doré production at La Encantada is expected to increase by approximately 1.5 million ounces of silver per year.

The Company also began testing microbubble flotation technology at its Central Lab at La Parrilla during the third quarter. Ore samples from La Guitarra were shipped to site and tested in a six-inch diameter pilot microbubble column. Preliminary results show metallurgical recoveries improved by up to 4% in addition to producing higher concentrate grades. Ore samples from La Parrilla are expected to undergo microbubble pilot testing in the fourth quarter of 2017, followed by Del Toro samples in the first quarter of 2018. Pending successful results, the Company hopes to begin installing full scale microbubble columns for the cleaning circuits at the various operations throughout 2018.

Underground development in the third quarter focused on opening a new production area at La Parrilla (located below Quebradillas) called the Borregos area, opening new faces at La Guitarra, new stopes at Del Toro, and developing into higher grade zones at La Encantada as a way to increase production in the coming quarters. The most significant increase in underground development occurred at La Encantada to target areas of the mine known to have higher grades, most notably the San Javier and 990 areas, as well as the San Francisco dyke. Development and reinforcement for caving in the San Javier area have been completed and vertical raises are planned to be completed in the fourth quarter. The San Javier area is expected to begin initial production by mid-2018 and produce silver grades ranging between 150 to 200 g/t. As of September 30, 2017, the Company had completed 67% of the 64,720 metres of the revised underground development planned for 2017.

At the Plomosas Silver project, three drill rigs were active on site completing 4,520 metres of diamond drilling during the third quarter, compared to 2,675 metres in the previous quarter. Surface exploration drilling is focused around the San Juan mine area. The development program continued to advance on the crosscuts for three underground drill stations and has completed 488 of the planned 520 metres. Drilling and development programs are designed to provide geological and analytical data in order to prepare a Technical Report with resource estimates and a Preliminary Economic Assessment in late 2018.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 10.0 to 10.6 million ounces of pure silver or 15.7 to 16.6 million ounces of silver equivalents in 2017.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.